UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.____)*

Natura &Co Holding S.A.
(Name of Issuer)

Common Shares (the “Shares”), no par value and American Depositary Shares (the “ADSs”) (as evidenced by American Depositary Receipts), each representing two Shares
(Title of Class of Securities)

63884N108**
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Shares. CUSIP number 63884N108 has been assigned to the ADSs, which are quoted on the New York Stock Exchange under the symbol “NTCO.”

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Passos Participações S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 50,670 Shares
	7	SOLE DISPOSITIVE POWER 50,670 Shares
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,670 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%*
12	TYPE OF REPORTING PERSON CO

_______________

*	Based on 1,187,490,208 Shares outstanding as of January 27, 2020.

1	NAMES OF REPORTING PERSONS Antonio Luiz da Cunha Seabra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 199,151,684 Shares
	7	SOLE DISPOSITIVE POWER 199,151,684 Shares
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 199,151,684 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.8%*
12	TYPE OF REPORTING PERSON IN

_______________

*	Based on 1,187,490,208 Shares outstanding as of January 27, 2020.

1	NAMES OF REPORTING PERSONS Lucia Helena Rios Seabra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 92 Shares
	7	SOLE DISPOSITIVE POWER 92 Shares
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%*
12	TYPE OF REPORTING PERSON IN

_______________

*	Based on 1,187,490,208 Shares outstanding as of January 27, 2020.

1	NAMES OF REPORTING PERSONS Guilherme Peirão Leal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 190,041,762 Shares
	7	SOLE DISPOSITIVE POWER 99,342,778 Shares
	8	SHARED DISPOSITIVE POWER 90,698,984 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,041,762 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.0%*
12	TYPE OF REPORTING PERSON IN

_______________

*	Based on 1,187,490,208 Shares outstanding as of January 27, 2020.

1	NAMES OF REPORTING PERSONS Pedro Luiz Barreiros Passos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 26,231,646 Shares
	7	SOLE DISPOSITIVE POWER 26,231,646 Shares
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,231,646 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2%*
12	TYPE OF REPORTING PERSON IN

_______________

*	Based on 1,187,490,208 Shares outstanding as of January 27, 2020.

1	NAMES OF REPORTING PERSONS Felipe Pedroso Leal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER —
	7	SOLE DISPOSITIVE POWER —
	8	SHARED DISPOSITIVE POWER 45,349,492 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,349,492 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8%*
12	TYPE OF REPORTING PERSON IN

_______________

*	Based on 1,187,490,208 Shares outstanding as of January 27, 2020.

1	NAMES OF REPORTING PERSONS Ricardo Pedroso Leal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER —
	7	SOLE DISPOSITIVE POWER —
	8	SHARED DISPOSITIVE POWER 45,349,492 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,349,492 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8%*
12	TYPE OF REPORTING PERSON IN

_______________

*	Based on 1,187,490,208 Shares outstanding as of January 27, 2020.

1	NAMES OF REPORTING PERSONS Norma Regina Pinotti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 35,156,064 Shares
	7	SOLE DISPOSITIVE POWER 35,156,064 Shares
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,156,064 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0%*
12	TYPE OF REPORTING PERSON IN

_______________

*	Based on 1,187,490,208 Shares outstanding as of January 27, 2020.

1	NAMES OF REPORTING PERSONS Vinicius Pinotti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 5,859,936 Shares
	7	SOLE DISPOSITIVE POWER 5,859,936 Shares
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,859,936 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%*
12	TYPE OF REPORTING PERSON IN

_______________

*	Based on 1,187,490,208 Shares outstanding as of January 27, 2020.

1	NAMES OF REPORTING PERSONS Fabricius Pinotti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 5,859,936 Shares
	7	SOLE DISPOSITIVE POWER 5,859,936 Shares
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,859,936 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%*
12	TYPE OF REPORTING PERSON IN

_______________

*	Based on 1,187,490,208 Shares outstanding as of January 27, 2020.

1	NAMES OF REPORTING PERSONS Maria Heli Dalla Colleta de Mattos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 24,305,810 Shares
	7	SOLE DISPOSITIVE POWER 24,305,810 Shares
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,305,810 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.0%*
12	TYPE OF REPORTING PERSON IN

_______________

*	Based on 1,187,490,208 Shares outstanding as of January 27, 2020.

1	NAMES OF REPORTING PERSONS Gustavo Dalla Colleta de Mattos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 4,367,930 Shares
	7	SOLE DISPOSITIVE POWER 4,367,930 Shares
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,367,930 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%*
12	TYPE OF REPORTING PERSON IN

_______________

*	Based on 1,187,490,208 Shares outstanding as of January 27, 2020.

1	NAMES OF REPORTING PERSONS Fabio Dalla Colleta de Mattos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 4,367,930 Shares
	7	SOLE DISPOSITIVE POWER 4,367,930 Shares
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,367,930 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%*
12	TYPE OF REPORTING PERSON IN

_______________

*	Based on 1,187,490,208 Shares outstanding as of January 27, 2020.

1	NAMES OF REPORTING PERSONS Fundo de Investimento de Ações Veredas—Investimento no Exterior
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 20,641,378 Shares
	7	SOLE DISPOSITIVE POWER 20,641,378 Shares
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,641,378 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%*
12	TYPE OF REPORTING PERSON OO

_______________

*	Based on 1,187,490,208 Shares outstanding as of January 27, 2020.

Item 1(a). Name of Issuer:

Natura &Co Holding S.A. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

Avenida Alexandre Colares, No. 1188, Sala A17, Bloco A
Parque Anhanguera
São Paulo, São Paulo, 05106-000, Brazil

Item 2(a). Name of Persons Filing:

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Passos Participações S.A.

(ii)	Antonio Luiz da Cunha Seabra

(iii)	Lucia Helena Rios Seabra

(iv)	Guilherme Peirão Leal

(v)	Pedro Luiz Barreiros Passos

(vi)	Felipe Pedroso Leal

(vii)	Ricardo Pedroso Leal

(viii)	Norma Regina Pinotti

(ix)	Vinicius Pinotti

(x)	Fabricius Pinotti

(xi)	Maria Heli Dalla Colleta de Mattos

(xii)	Gustavo Dalla Colleta de Mattos

(xiii)	Fabio Dalla Colleta de Mattos

(xiv)	Fundo de Investimento de Ações Veredas—Investimento no Exterior

The Reporting Persons are filing this Schedule 13G jointly pursuant to their Shareholders Agreement (as defined in Item 4(a)), filed as Exhibit 2 hereto. Each of the Reporting Persons is a shareholder of the Issuer. Each of the Reporting Persons, however, disclaims beneficial ownership with respect to any common shares owned by the other Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b). Address of Principal Business Office:

(i)	The principal business address of each of the Reporting Persons (except Pedro Luiz Barreiros Passos, Antonio Luiz da Cunha Seabra, Guilherme Peirão Leal, Felipe Pedroso Leal, Ricardo Pedroso Leal, Norma Regina Pinotti, Vinicius Pinotti and Fabricius Pinotti) is Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A Parque Anhanguera São Paulo, São Paulo 05106-000, Brazil.

(ii)	The principal business address of Pedro Luiz Barreiros Passos is Rua Amauri, No. 255, ninth floor, Jardim Europa, City of São Paulo, State of São Paulo, 01448-000, Brazil.

(iii)	The principal business address of Antonio Luiz da Cunha Seabra and Guilherme Peirão Leal is Rua Amauri, No. 255, 17th floor, Jardim Europa, City of São Paulo, State of São Paulo, 01448-000, Brazil.

(iv)	The principal business address of Felipe Pedroso Leal and Ricardo Pedroso Leal is Rua Rodésia, No. 106, Room No. 13, Sumarezinho, City of São Paulo, State of São Paulo, 05435-020, Brazil.

(v)	The principal business address of Norma Regina Pinotti, Vinicius Pinotti and Fabricius Pinotti is Av. Nova Independência, No. 87, conj. 61, Brooklin, City of São Paulo, State of São Paulo, 01318-002, Brazil.

Item 2(c). Citizenship:

The citizenship of each of the Reporting Persons is as follows:

(i)	Passos Participações S.A. is a corporation (sociedade por ações) organized under the laws of Brazil.

(ii)	Fundo de Investimento de Ações Veredas—Investimento no Exterior is a stock fund (fundo de investimento) organized under the laws of Brazil.

(iii)	All other Reporting Persons are natural persons holding Brazilian citizenship.

Item 2(d). Title of Class of Securities:

Common shares, no par value (the “Shares”)
American Depositary Shares (as evidenced by American Depositary Receipts), each representing two Shares.

Item 2(e). CUSIP Number:

There is no CUSIP number assigned to the Shares. CUSIP number 63884N108 has been assigned to the ADSs, which are quoted on the New York Stock Exchange under the symbol “NTCO.”

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not applicable.

Item 4. Ownership.

The information set forth in Item 2 above is incorporated by reference for each Reporting Person.

(a)	Amount Beneficially Owned:

See the cover pages for each of the reporting persons.

Passos Participações S.A. is controlled by Pedro Luiz Barreiros Passos.

Mr. Guilherme Peirão Leal owns a total of 99,342,778 Shares (equivalent to 8.4% of Shares outstanding as of January 27, 2020) with respect to which he has sole dispositive power. In addition, Mr. Guilherme Peirão Leal can individually exercise voting rights with respect to the Shares held by Mr. Felipe Pedroso Leal and Mr. Ricardo Pedroso Leal (which together, amount to an aggregate of 90,698,984 Shares) and also benefits from a lifelong right to receive dividends and other distributions on such Shares owned by Mr. Felipe Pedroso Leal and Mr. Ricardo Pedroso Leal. Shares owned by Mr. Felipe Pedroso Leal and Mr. Ricardo Pedroso Leal may not be disposed of by such persons without Mr. Guilherme Peirão Leal’s consent.

Passos Participações S.A., Antonio Luiz da Cunha Seabra, Lucia Helena Rios Seabra, Guilherme Peirão Leal, Pedro Luiz Barreiros Passos, Felipe Pedroso Leal, Ricardo Pedroso Leal, Norma Regina Pinotti, Vinicius Pinotti, Fabricius Pinotti, Maria Heli Dalla Colleta de Mattos, Gustavo Dalla Colleta de Mattos, Fabio Dalla Colleta de Mattos and Fundo de Investimento de Ações Veredas—Investimento no Exterior are parties to a shareholders’ agreement dated September 4, 2019 relating to their stakes in the Issuer indicated in such agreement (the “Shareholders’ Agreement”). As a result, Passos Participações S.A., Antonio Luiz da Cunha Seabra, Lucia Helena Rios Seabra, Guilherme Peirão Leal, Pedro Luiz Barreiros Passos, Felipe Pedroso Leal, Ricardo Pedroso Leal, Norma Regina Pinotti, Vinicius Pinotti, Fabricius Pinotti, Maria Heli Dalla Colleta de Mattos, Gustavo Dalla Colleta de Mattos, Fabio Dalla Colleta de Mattos and Fundo de Investimento de Ações Veredas—Investimento no Exterior are deemed to have shared voting power with respect to 43.46% of the Shares. The Shareholders’ Agreement, as amended, is incorporated herein by reference as Exhibit 2.

(b)	Percent of Class:

See the cover pages for each of the reporting persons.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or direct the disposition of:

See the cover pages for each of the reporting persons.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Item 4, which states the identity of the members of the group filing this Schedule 13G.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

EXHIBIT INDEX

Exhibit	Exhibit Description
Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended
Exhibit 2	Shareholders’ Agreement dated September 4, 2019

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

Passos Participações S.A.

By:	/s/ Pedro Luiz Barreiros Passos
	Name:	Pedro Luiz Barreiros Passos
	Title:	Managing Director

[Signature Page to Schedule 13G]

Antonio Luiz da Cunha Seabra

By:	/s/ Antonio Luiz da Cunha Seabra
	Name:	Antonio Luiz da Cunha Seabra

[Signature Page to Schedule 13G]

Lucia Helena Rios Seabra

By:	/s/ Lucia Helena Rios Seabra
	Name:	Lucia Helena Rios Seabra

[Signature Page to Schedule 13G]

Guilherme Peirão Leal

By:	/s/ Guilherme Peirão Leal
	Name:	Guilherme Peirão Leal

[Signature Page to Schedule 13G]

Pedro Luiz Barreiros Passos

By:	/s/ Pedro Luiz Barreiros Passos
	Name:	Pedro Luiz Barreiros Passos

[Signature Page to Schedule 13G]

Felipe Pedroso Leal

By:	/s/ Felipe Pedroso Leal
	Name:	Felipe Pedroso Leal

[Signature Page to Schedule 13G]

Ricardo Pedroso Leal

By:	/s/ Ricardo Pedroso Leal
	Name:	Ricardo Pedroso Leal

[Signature Page to Schedule 13G]

Norma Regina Pinotti

By:	/s/ Norma Regina Pinotti
	Name:	Norma Regina Pinotti

[Signature Page to Schedule 13G]

Vinicius Pinotti

By:	/s/ Vinicius Pinotti
	Name:	Vinicius Pinotti

[Signature Page to Schedule 13G]

Fabricius Pinotti

By:	/s/ Fabricius Pinotti
	Name:	Fabricius Pinotti

[Signature Page to Schedule 13G]

Maria Heli Dalla Colleta de Mattos

By:	/s/ Maria Heli Dalla Colleta de Mattos
	Name:	Maria Heli Dalla Colleta de Mattos

[Signature Page to Schedule 13G]

Gustavo Dalla Colleta de Mattos

By:	/s/ Gustavo Dalla Colleta de Mattos
	Name:	Gustavo Dalla Colleta de Mattos

[Signature Page to Schedule 13G]

Fabio Dalla Colleta de Mattos

By:	/s/ Fabio Dalla Colleta de Mattos
	Name:	Fabio Dalla Colleta de Mattos

[Signature Page to Schedule 13G]

Fundo de Investimento de Ações Veredas—Investimento no Exterior

By:	/s/ Guilherme Ruggiero Passos
	Name:	Guilherme Ruggiero Passos
	Title:	Director to SPN Gestão — Fund’s IM

[Signature Page to Schedule 13G]